Exhibit 99.1

GERDAU S.A.

Company Registry (NIRE): 35300520696

NOTICE TO THE MARKET

GERDAU S.A. (B3: GGBR) (“Company”) informs its shareholders and the market that it was selected for inclusion in the B3's Carbon Efficient Index (ICO2), which is composed of companies in the IBrX-100 index committed to efficiency and transparency in managing their greenhouse gas (GHG) emissions.

The Company is the only one from the Basic Materials/Steel and Metals industry to be included in the ICO2, which reaffirms its commitment to climate issues and to paving the way to a low carbon economy.

The new portfolio of the ICO2, which was announced to the market on January 04, 2021, is effective from January to April 2021, and is rebalanced every four months based on revisions of the IBrX-100.

Moreover, Gerdau informs that its climate management initiatives were rated by the Carbon Disclosure Project (CDP), in the Climate Change module, as B-, which is a score above the average in South America and of its industry. CDP is a non-profit organization that manages an environmental information reporting platform to help investors, companies, cities, states and regions manage their environmental impacts, including on climate change. The recognition also reinforces the Company’s commitment to the sustainability of its operations, in alignment with ESG criteria.

São Paulo, January 6, 2021

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer